UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2023

COMMISSION FILE NUMBER 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

+972-9-9531142

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NeuroSense Therapeutics Ltd. (the “Company”) announces the appointment of Ms. Hagit Binder as the Company’s Chief Operation Officer and the appointment of Dr. Niva Russek-Blum as the Company’s Chief Technology Officer.

Ms. Hagit Binder served as the Company’s Vice President of Operations since 2022. From 2009 until 2022, Ms. Binder held various positions in sales and marketing at Nextar Chempharma Solutions, and in her last role she served as Vice President of Projects and Marketing. Ms. Binder holds a BSc in Life Sciences, an MSc in Biotechnology and an MBA from Bar-Ilan University.

Dr. Niva Russek-Blum served as the Company’s Vice President of Discovery since 2021 and from 2018 to 2020 served as a scientific consultant of the Company. From 2014 until 2015, Dr. Russek-Blum served as a scientific consultant at Pharma Arava LLC. Since 2012, Dr. Russek-Blum has served as a senior researcher, principal investigator, at the ADSSC Institute, under the auspices of Ben- Gurion University. Dr. Russek-Blum holds a BSc in Medicine from the Hebrew University of Jerusalem as well as an MSc and a PhD in the Department of Molecular Cell Biology from the Weizmann Institute of Science.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
	Name:	Alon Ben-Noon
	Title:	Chief Executive Officer

Date: May 2, 2023

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